UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

MONOLITHIC POWER SYSTEMS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	000-51026	77-0466789
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

79 Great Oaks Boulevard, San Jose, CA 95119
(Address of principal executive offices) (Zip Code)

Meera Rao (408) 826-0600
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

__x__ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Monolithic Power Systems, Inc. (including its consolidated subsidiaries, “MPS”) is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 for the reporting period from January 1, 2013 to December 31, 2013 (the “Reporting Period”).

Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “conflict minerals” (as defined below) are necessary to the functionality or production of such products. Form SD defines “conflict minerals” as: (i)(a) columbite-tantalite, (b) cassiterite, (c) gold and (d) wolframite, or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an “adjoining country,” as such term is defined in Form SD (collectively, the “Covered Countries”).

1. Company Overview

MPS is a fabless semiconductor company that designs, develops and markets proprietary, advanced analog and mixed-signal semiconductors. MPS combines advanced process technology with its highly experienced analog designers to produce high-performance power management integrated circuits (ICs) for DC to DC converters and Lighting Control products. MPS’s products are used extensively in computing and network communications products, flat panel TVs, set top boxes, lighting products and a wide variety of consumer and portable electronics products, and automotive and industrial markets.

2. Products Overview

MPS’s product families are classified in the following two categories (collectively, the "products"):

Direct Current (DC) to DC Products - DC to DC ICs are used to convert and control voltages within a broad range of electronic systems, such as portable electronic devices, wireless LAN access points, computers, set top boxes, TVs and monitors, automobiles and medical equipment.

 Lighting Control Products -  Lighting control ICs are used in backlighting and general illumination products. Lighting control ICs for backlighting are used in systems that provide the light source for panels typically found in notebook computers, monitors, car navigation systems, and televisions.

3. Reasonable Country of Origin Inquiry (RCOI) and RCOI conclusion

As required by Form SD, MPS has conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals included in its products during the Reporting Period, which MPS refers to as the “Subject Minerals,” to determine whether any such Subject Minerals originated in the Covered Countries and/or whether any of the Subject Minerals were from recycled or scrap sources, in accordance with Form SD and related guidance provided by the Securities and Exchange Commission. The results of MPS’s RCOI regarding the Subject Minerals are included below.

MPS’s global supply chain is complex. As a company in the analog semiconductor business, MPS does not engage in the actual mining of conflict minerals. In addition, MPS does not make purchases of raw ore or unrefined conflict minerals. In the course of its business operations, however, MPS contracts with third parties to manufacture its products that may contain conflict minerals. Because MPS does not purchase conflict minerals directly from mines, smelters or refiners, there are many third parties in the supply chain between MPS and the original sources of conflict minerals. As a result, MPS relies on its suppliers to provide information regarding the origin of any conflict minerals that are included in its products.

MPS evaluated where Subject Minerals were used in its products, and as a result of this process, MPS identified those suppliers that it believed could potentially provide materials or components containing Subject Minerals (collectively, the “Covered Suppliers”). MPS then asked the Covered Suppliers to complete and return the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative Conflict Minerals Due Diligence Template and related questionnaire (the “EICC Template”). The EICC Template requires the disclosure, among other matters, of the facility/smelter at which Subject Minerals are processed, as well as the country of origin for such Subject Minerals. MPS utilized a tracking sheet to inventory the responses from the Covered Suppliers and such responses were reviewed by MPS’s Quality Assurance group. An escalation process was initiated with Covered Suppliers who were non-responsive after the above contacts were made, or whose initial (or subsequent) response was not complete or otherwise warranted clarification or confirmation. For the Reporting Period, MPS obtained representations from 100% of the Covered Suppliers, all of whom certified to MPS that the Subject Minerals used in the manufacturing of MPS’s products during the Reporting Period were not sourced from the Covered Countries.

Based on the information obtained pursuant to the RCOI process described above, MPS has reasonably determined that the Subject Minerals contained in its products during the Reporting Period did not originate in the Covered Countries.

As required by Form SD, the disclosure contained in this Form SD regarding MPS’s RCOI is available on MPS’s website located at http://www.monolithicpower.com. The content on, or accessible through, any website referred to in this Form SD is not incorporated by reference into this Form SD unless expressly noted.

Item 1.02.     Exhibit

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: June 2, 2014	By:	/s/ Meera Rao
Meera Rao
Chief Financial Officer (Principal Financial and Accounting Officer and Duly Authorized Officer)

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